UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE l3D

Amendment No. 1

Under the Securities Exchange Act of 1934

Who’s Your Daddy,Inc

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

96684T 10 7

(CUSIP Number)

Mr. Wayne Anderson

Around the Clock Trading and Capital Management, LLC

33 6th Street South, Suite 204

St. Petersburg, FL 33701

Ph (727) 895-6446 Fax (727) 388-9617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 07, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 96684T 10 7

1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Around the Clock Partners, LP Tax ID # 52-2279173
2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions):

OO
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

Not Applicable
6)	Citizenship or Place of Organization:

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power:

3,458,816*
8) Shared Voting Power:

3,711,316*
9) Sole Dispositive Power:

3,458,816*
10) Shared Dispositive Power:

3,711,316*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,711,316*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable
13)	Percent of Class Represented by Amount in Row (11):

13.05%*
14)	Type of Reporting Person (See Instructions):

PN

*	Around the Clock Partners, LP, a Delaware limited partnership is the holder of 3,458,816 shares of the common stock, par value $0.01 per share (the “Shares”), of Who’s Your Daddy, Inc., a Nevada corporation (the “Company”). Around the Clock Trading and Capital Management, LLC, the General Partner of Around the Clock Partners, LP, owns 190,000 shares of Who’s Your Daddy, Inc. Mr. Anderson, the Managing Member of Around the Clock Trading and Capital Management, LLC, personally owns 62,500 shares of shares of Who’s Your Daddy, Inc. Mr. Anderson possesses sole power to vote and direct the disposition of all Securities of the Company held by Around the Clock Partners, LP, Around the Clock Trading and Capital Management, LLC, and himself. Thus, as of May 29, 2007, for the purposes of Reg. Section 240.13d-3, Mr. Anderson is deemed to beneficially own 3,711,316 Shares, or 13.05%% of the Shares deemed issued and outstanding as of that date.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Shares”), of Who’s Your Daddy, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 5840 El Camino Real, Suite 108, Carlsbad, CA 92008.

Item 2.	Identity and Background.

The person filing this statement is Wayne Anderson, whose business address is 33 6th Street S, Suite 204, St.Petersburg, FL 33701. Mr. Anderson serves as the managing member of Around the Clock Trading and Capital Management, LLC, a Delaware limited liability company, which is the general partner of Around the Clock Partners, LP, a Delaware limited partnership. Around the Clock Partners, LP is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

Mr. Anderson has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Anderson is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the funds used in making the purchases of the Shares described in Item 5 of this Schedule 13D came from the working capital of Around the Clock Partners, LP, Around the Clock Trading and Capital Management, LLC, and the personal funds of Mr. Anderson.

Item 4.	Purpose of Transaction.

Around the Clock Partners, LP acquired and continues to hold the Shares reported in this Schedule 13D for investment purposes. Mr. Anderson intends to evaluate the performance of the Shares as an investment of Around the Clock Partners, LP in the ordinary course of business. Around the Clock Partners, LP pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, Mr. Anderson analyzes the operations, capital structure and markets of companies in which Around the Clock Partners, LP invests, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

Item 5.	Interest in Securities of the Issuer.

Based upon information set forth in the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2007, there were 28,384,489 Shares issued and outstanding as of May 10, 2007. As of May 29, 2007, Around the Clock Partners, LP is the holder of 3,458,816 shares. As of May 29, 2007, Around the Clock Trading and Capital Management, LLC is the holder of 190,000 shares. As of May 29, 2007, Wayne Anderson is the holder of 62,500 shares. Wayne Anderson possesses sole power to vote and direct the disposition of all securities of the Company held by Around the Clock Partners, LP, Around the Clock Trading and Capital Management, LLC, and himself . Thus, as of May 29, 2007, for the purposes of Reg. Section 240.13d-3, Mr. Anderson is deemed to beneficially own 3,711,316 Shares, or 13.05% of the Shares deemed issued and outstanding as of that date.

This amendment is being filed pursuant to execution of a Securities Purchase agreement with the Company on May 7, 2007. Upon completion of the agreement, Around the Clock Partners was issued 2,250,000 shares and Around the Clock Trading and Capital Management, LLC 140,000 shares. Upon execution of the Securities Purchase agreement, Mr. Anderson was also appointed to the Board of Directors of Who’s Your Daddy, Inc.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2007

AROUND THE CLOCK PARTNERS, LP

By:	Around the Clock Trading and Capital Management, LLC, General Partner

By:	/s/ Wayne Anderson
Wayne Anderson Managing Member